UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 26, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-26-2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2006

Dear Ms. Weber:

This is in response to your letters dated December 27, 2006, January 26, 2007 and February 13, 2007 concerning the shareholder proposal submitted to Verizon by AFL-CIO Reserve Fund. We also have received letters from the proponent dated January 16, 2007 and February 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Daniel F. Pedrotty, Counsel
Office of Investment
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

February 13, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
<u>Shareholder Proposal of the AFL-CIO Reserve Fund</u>

Ladies and Gentlemen:

I refer to my letters dated December 27, 2006 (the "December 27 Letter") and January 26, 2007 (the "January 27 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") may properly be omitted pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) from the proxy materials (the "Proxy Materials") to be distributed by Verizon in connection with its 2007 annual meeting of shareholders.

This letter is in response to a letter to the Staff by the Proponent dated February 7, 2007 (the "Proponent's Letter"). In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent.

I. The Proponent Continues to Misconstrue Verizon's Severance Agreement Policy and Incorrectly Portrays What Would Be Included and Excluded From the 2.99 Limitation.

The Proponent's Letter is based on the unfounded and erroneous assumption that the Verizon Policy would apply <u>only</u> to lump sum cash payments and post-employment consulting fees. On the contrary, the Verizon Policy applies to the cash value of <u>all</u> severance benefits, <u>except</u> those that "are payable or become payable pursuant to Company policy applicable to management." The Proponent's comparison table, when properly completed, illustrates the substantial similarities between the Proposal and the Verizon Policy:

Verizon Severance Policy Applies to 2.99 times the sum of:	**Proposal Applies to 2.99 times the sum of:**
Lump-sum cash payments (including payments in lieu of medical and other benefits)*	Lump-sum cash payments (including payments in lieu of medical and other benefits)
Consulting fees (including reimbursable expenses)	Consulting fees (including reimbursable expenses)
Payment of any "gross-up" tax liability with respect to the lump-sum cash payment**	Payment of any "gross-up" tax liability
Estimated present value of periodic retirement payments that are outside the scope of Verizon's existing plans [See further discussion below]	Estimated present value of periodic retirement payments
Stock or option awards that are awarded under any severance agreement	Stock or option awards that are awarded under any severance agreement
Any prior stock or option award as to which the executive's access is accelerated *under a severance agreement* [See further discussion below]	Any prior stock or option awards as to which the executive's access is accelerated under the severance agreement
The cash value of any other severance benefit not provided under Company policy applicable to management***	Fringe benefits

*Verizon cannot determine what the Proposal contemplates by the phrase, "payments in lieu of medical and other benefits." Under company policy applicable to management, Verizon does not provide a cash payment in lieu of medical coverage to severed employees, but does provide coverage for the duration of the severance period. If Verizon were to agree to a cash payment in lieu of medical coverage, it would be included in the limitation.

**Verizon cannot determine what the Proposal contemplates by the phrase "payment of any 'gross-up' tax liability." Under its severance policy applicable to management employees, Verizon does not provide for any gross-up of the lump sum cash payment.

*** Verizon cannot determine what the Proposal contemplates by the phrase "fringe benefit" and therefore cannot precisely indicate what would be included or excluded.

Estimated Present Value of Periodic Retirement Payments

As disclosed in Verizon's 2006 proxy statement, effective July 1, 2006, Verizon management employees, including senior officers, no longer earn pension benefits under the Verizon Management Pension Plan and Verizon Excess Pension Plan. Prior to the cessation of benefit accrual under these plans, the plans were available to all management employees as a benefit of employment, separate and distinct from any severance arrangement or agreement. Verizon does not believe it is appropriate to include the value of retirement payments in a severance calculation. Of course, if a severance agreement were to provide for special "retirement payments" outside the scope of Verizon's existing plans, the estimated present value of those payments would be included in the overall limitation.

Any Prior Stock or Option Awards as to which the Executive's Access is Accelerated under the Severance Agreement

Stock options and other equity based awards are granted to management employees under Verizon's Long-Term Incentive Plan and constitute a component of Verizon's compensation program for management employees. The terms of the awards, including the terms of exercise, are established at the time of the grant and set forth in an agreement between Verizon and the recipient. These agreements under the Long-Term Incentive Plan are separate and distinct from any severance arrangement or agreement. As a result, Verizon does not believe it is appropriate to include in a severance calculation the value of prior stock option awards. In addition, the Proponent's Letter misstates the terms of the performance and restricted stock awards granted under Verizon's Long-term Incentive Plan. As disclosed in the 2006 proxy statement, if a senior executive is involuntarily terminated, his or her performance stock units and restricted stock units will vest and become payable on the scheduled date, provided Verizon attains the applicable performance goals. In other words, the executive's access to these awards is not accelerated. However, if a severance agreement were to modify an outstanding stock or option award to accelerate an executive's access to such award, the value of that award would be included in the severance calculation.

Finally, it should be noted that the Proponent continues to incorrectly cite Mr. Babbio's employment agreement as an example of the substantial differences between the Proposal and the Verizon Policy. As pointed out in the January 26 Letter, that agreement, if entered into today, would be subject to shareholder ratification under the Verizon Policy and shareholder approval under the Proposal. It is, in fact, an example of the substantial similarities between the Verizon Policy and the Proposal.

II. The Proponent Continues to Obfuscate the Distinction Between Valuing Current Equity-Based Grants and Other Benefits and Determining the Present Value of Grants or Benefits Not Yet Made or Determined

The Proposal requires that "any prior stock or option awards as to which the executive's access is accelerated" [emphasis added] be included in the severance calculation. Verizon doesn't know exactly what the Proposal contemplates by the reference to "prior" awards. Verizon assumed, perhaps incorrectly, that the Proposal would have Verizon include in the severance calculation all equity awards prior to the date of severance. There is no dispute over the fact that Verizon can determine the present value of stock and option awards granted prior to the date it executes an agreement. However, no one can determine now the present value of awards that may be granted in the future after the date of a severance agreement but prior to the date of severance.

Similarly, as discussed in the December 27 Letter, the Proposal requires a calculation of the "estimated present value of periodic retirement payments." Such calculation could not be made currently without knowledge of a variety of factors which would not be known until well into the future, such as the executive's age and salary at the time of termination of employment and the number of years of employment. The Proponent still offers no explanation as to how that calculation could be made on a current basis.

III. The Proponent Fails to Refute Verizon's Position Under Rule 14a-8(i)(3)

Contrary to the Proponent's assertion, the Proposal does not "clearly and carefully describe each of the elements of compensation to be included in the calculation of severance agreements." As demonstrated in the exercise of completing the comparison table, the so-called elements of compensation set forth in the Proposal are vague and open to interpretation. Accordingly, Verizon continues to believe that Staff Bulletin No. 14B supports exclusion of the Proposal because "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires..."

IV. Conclusion

For the reasons set forth above and in the December 27 Letter and the January 26 Letter , Verizon continues to believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3), and requests the Staff's concurrence with its views.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: AFL-CIO Reserve Fund
AFL-CIO Office of Investment
815 16th Street, N.W.
Washington, D.C. 20006

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 7, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request by Verizon Communications, Inc. to omit shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Verizon Communications, Inc. ("Verizon" or the "Company") by letter dated January 26, 2007, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2007 proxy materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(10).

I. Verizon has not substantially implemented the Proposal because its severance ratification policy excludes most of the elements of compensation that would be included under the Proposal.

Verizon now claims Proponent has misread its severance policy by focusing on the following language:

> This limitation applies to the cash value of any post-employment consulting agreement entered into between the senior executive officer and the company, but does not apply to the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management.

Even under this reading of Verizon's severance policy, the policy excludes "the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management."

Pursuant to Verizon's policy, as described in its 2006 Proxy, all stock options, performance stock units and restricted stock units will fully vest and become exercisable for executives who are terminated involuntarily and without cause. Each of these substantial elements of compensation is excluded under the Verizon policy.

The Proposal submitted by the AFL-CIO Reserve Fund, however, applies to

> lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

A comparison table may be the best way to display the differences between the Proposal and Verizon's severance policy:

Verizon Severance Policy Applies to 2.99 times the sum of:	**The Proposal Applies to 2.99 times the sum of:**
Cash value severance payments	Lump-sum cash payments (including payments in lieu of medical and other benefits)
Post-employment consulting agreements	Consulting fees (including reimbursable expenses)
	Payment of any "gross-up" tax liability
	Estimated present value of periodic retirement payments
	Stock or option awards that are awarded under any severance agreement
	Any prior stock or option awards as to which the executive's access is accelerated under the severance agreement
	Fringe benefits

The Proposal clearly applies to more elements of executive compensation severance agreements than does the new Verizon interpretation of its severance policy. The differences between the two are substantial.

Verizon also attacks the Proponent's example of the application of the Proposal to Mr. Lawrence Babbio. There is no dispute between Verizon and Proponent over the application of the Proposal. It states that it applies to "future severance agreements with senior executives." What the Babbio example shows is the wide gap—$17 million—between the compensation included in Verizon's severance policy and the Proposal.

II. Calculations of Severance under the Proposal Rely upon the SEC's Executive Compensation Rule.

Verizon continues to claim that there are too many unknown variables for the Company to be able to calculate the value of severance agreements under the Proposal. The terms and conditions of severance agreements, at the time they are submitted to shareholders under the Proposal, are quantifiable under the established methodology of the SEC's executive compensation rules. Verizon's description of "an unknown number of options granted on unknown terms, years or decades in the future" is little more than obfuscation. The Proposal would clearly require a calculation using the same methodology as is required under Commission rules.

III. Staff Decisions on Rule 14a-8(i)(3) and Staff Legal Bulletin No. 14B Support the Inclusion of the Proposal in Verizon's Proxy.

Verizon cites what it claims are misinterpretations of *Fuqua Industries* (March 12, 1991) in support of its claim that the Proposal is excludable under rule 14a-8(i)(3). *Fuqua* involved a proposal to prohibit any shareholder from "compromising the ownership of other stockholders," —terms that are subject to various and sundry interpretations. The Proposal before Verizon, however, contains clear terms, and it lists each of the elements to be included in the calculation of severance agreements. *Fuqua* does not support Verizon's argument for exclusion under Rule 14a-8(i)(3).

General Electric Company (February 5, 2003), also cited by Verizon in support of its contention that the Proposal is excludable under rule 14a-8(i)(3), involved a proposal to limit executive compensation without defining the elements of executive compensation to be included in the calculation. The Proposal before Verizon, unlike *General Electric Company,* clearly and carefully describes each of the elements of compensation to be included in the calculation of severance agreements. Moreover, the methodology to be used to calculate the severance agreement's compensation amounts is widely employed.

Finally, Verizon maintains that Proponent has misstated the application of Staff Legal Bulletin No. 14B. Verizon is correct in citing the Staff Legal Bulletin's support for exclusion or modification of a statement where

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—the objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

The Proposal at issue here is, by its own terms, clear and direct in addressing the matter of executive compensation severance agreements. There is, indeed, a considerable body of literature, and legions of executive compensation consultants, who are bent obfuscating and rendering these matters incomprehensible to even the most informed shareholder, but such is not the case with this Proposal.

IV. Conclusion

Verizon has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). Moreover, the policy it has adopted on post-employment consulting agreements does not substantially implement the Proposal. The Proposal is not excludable under Rule 148-8(i)(10).

The Proposal is clear and it carefully defines its terms, relying upon methodology already employed by the Company under SEC Rules. The Proposal may not be excluded under Rule 14a-8(i)(3).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr., Esq.
Capital Stewardship Coordinator
Office of Investment

REM/me
opeiu #2, afl-cio

cc: Mary Louise Weber, Assistant General Counsel, Verizon

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 16, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request by Verizon Communications, Inc. to omit shareholder proposal submitted by AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Verizon Communications, Inc. ("Verizon" or the "Company"), by letter dated December 27, 2006, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2007 proxy materials.

I. Introduction

The AFL-CIO Reserve Fund's shareholder proposal to Verizon urges

> the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus.
>
> "Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.
>
> "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of

periodic retirement payments; any stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

Verizon argues that the Proposal is (1) excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the proposal by adopting a policy on new post-employment consulting arrangements, and (2) that under Rule 14a-8(i)(3), the proposal is excludable "because it is vague, indefinite and thus, misleading in violation of Rule 14a-9."

Verizon's 2006 proxy statement contained the following policy ("Policy"):

The Board of Directors will seek shareholder ratification of any new severance arrangement between a senior executive officer and the company that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive's base salary plus bonus. <u>This limitation applies to the cash value or any post-employment consulting arrangement</u> entered into between the senior executive officer and the Company, but does not apply to the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management (emphasis added).

Verizon's reliance upon Rule 14a-8(i)(10) to exclude the Proposal ignores the clear and substantial differences between its Policy, which is nothing more than a limitation on post-employment consulting arrangements, and the Proposal's limitation on future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus.

Verizon's reliance upon Rule 14a-8(i)(3) to exclude the Proposal ignores the plain language of the Proposal itself which clearly states the elements to be included in the calculation of future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

II. Verizon Has Failed to Demonstrate that the Proposal Has Been Substantially Implemented.

A. *Unlike the Proposal, which addresses all the elements of future severance agreements, the Company's Policy only deals with a tiny portion of such agreements.*

Rule 14a-8(g) places "the burden on the company to demonstrate that it is entitled to exclude a proposal." Verizon attempts to meet that burden by citing a 2006 Proxy Statement from the Board of Directors on new severance agreements that contains a specific "limitation

[that] applies to the cash value of any post-employment consulting arrangement entered into between the senior executive officer and the Company, but does not apply to the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management."

Yet the Proposal clearly states that it applies to all benefits contained in various kinds of agreements that provide for payments or awards in connection with a senior executive's severance from the Company. It defines severance agreements and it defines benefits. Indeed, Verizon's own 2006 Proxy Statement clearly defines the "Elements of Executive Compensation" at pages 24-34 of the Statement and they closely track the same elements contained in the Proposal.

Contrary to the assertion of the Company, the differences between the Proposal and Verizon's Policy are substantial. The total cash value of the benefits included in the Proposal's definition of "Benefit," but excluded from Verizon's Policy, can be very lucrative. To use an example from the Company's 2006 Proxy, if the employment of Former Vice Chairman and President Lawrence T. Babbio, Jr. had been involuntarily terminated without cause, he would have received a lump-sum payment equal to two times (i) his base salary ($1,200,000), (ii) the greater of 50 percent or the percentage of his maximum short-term bonus opportunity awarded in the year immediately preceding the termination of his employment (75 percent of $1,800,000), and (iii) 100 percent of his long-term bonus opportunity provided for under his agreement (at least $6,000,000). This would be 2 x ($1,200,000 + $1,350,000 + $6,000,000) = $17,100,000.

This significant total is already well over 2.99 times Babbio's 2005 base salary plus bonus of $3,000,000 without including the cash value of any post-employment consulting agreement that is part of the Proposal's definition of "Benefit." Verizon's Policy would exclude the $17,100,000 in its calculation of "total cash value of any severance payment" because its Policy "does not apply to the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management." The Company's Policy would thus exclude a significant portion of a senior executive's severance package. How can Company shareholders approve of a senior executive's "total cash value severance payment" if that total does not include a significant portion of the executive's actual severance payment?

B. *Previous Decisions of the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("SEC") Do Not Support the Case for Proposal's Exclusion Under Rule 14a-8(i)(10)*

The Company relies on the *AutoNation Inc.* No-Action Letter (February 16, 2005) and *Borders Group, Inc.* (January 31, 2005) in support of its argument that it has substantially implemented the Proposal. Verizon would have the Staff believe that a policy regarding compensation for post-employment consulting arrangements is substantially the same as a policy on all benefits for senior executive severance agreements, including lump-sum cash payments, gross-ups, stock or option awards and periodic retirement payments. Its argument is akin to the notion that a fig leaf is a suit of clothing.

In *AutoNation, Inc.*, the shareholder proposal contained no definition of the "golden parachutes" it sought to limit. AutoNation was therefore free to define the terms, and it did so, substantially implementing the proposal. The Proposal before Verizon, by contrast, is carefully drafted to describe exactly what is to be included in the calculation of future severance agreements exceeding 2.99 times the sum of executive's base salary plus bonus.

Similarly, in *Borders Group, Inc.*, the shareholder proposal was virtually identical to the proposal described in *AutoNation, Inc.* That proposal contained no definition of the "golden parachutes" it sought to limit. Borders Group adopted its own proposal, carefully defining the elements to be included in the calculation of an executive's base salary plus target bonus, and accordingly, the Staff granted Borders Group, Inc. the No-Action Letter it requested.

In fact, the Proposal before Verizon is more akin to the proposal in *Lucent Technologies* (October 28, 2004). There the company claimed it had substantially implemented a shareholder proposal that, similar to our Proposal, defined benefits to include "the present value as of the effective date, of all post-termination payments (in cash or in kind) not earned or vested prior to termination, including any lump sum payments, fringe benefits, perquisites, consulting fees, or the accelerated vesting of equity grants." Lucent's policy, like Verizon's excluded specific forms of benefits from its definition, many of which had considerable value. The Staff was unable to concur in Lucent's view that it could exclude the proposal under rule 14a-8(i)(10).

III. The Proposal relies upon well-established executive compensation methodology employed by Verizon and the SEC to compute the amount applicable to future senior executive severance agreements, thereby rendering Verizon's 14a-8(i)(3) arguments moot.

The Proposal was submitted to Verizon well after the SEC adopted its final rule on disclosure of executive compensation. 71 Fed. Reg. 78338 (December 29, 2006). That rule prescribes revisions to the Summary Compensation Table and requires companies to adopt new Grants of Plan-Based Awards Table. The Rule will require a new "Total" column that aggregates the total dollar value of each form of compensation defined in the Proposal. Verizon's 2007 proxy statement will, of course, include such data and it is entirely applicable to the data required to be included in the calculations envisioned by the Proposal.

Indeed, Verizon's 2006 proxy statement contains an extended description and analysis of executive compensation. Employing that data, we were able to determine the severance compensation that would have been payable to Verizon's former Vice Chairman and President Lawrence T. Babbio, Jr., under this Proposal, supra. This data and the methodology prescribed by the SEC are far from what might be termed "indefinite, and thus, misleading in violation of Rule 14a-9."

McDonald's Corporation (February 13, 2006) involved an almost identical proposal to the Proponent's Proposal before Verizon. Like Verizon, McDonald's sought its exclusion under rule 14a-8(i)(3), arguing that it was "vague as to its implementation... and McDonald's would be unable to determine exactly what actions or measures the Proposal would require if adopted." The proponents in *McDonald's* stated they were "confident in the judgment of the Company's executives and advisors to pick a measurement most appropriate for the Company" to comply with applicable law and the proposal. The Staff agreed.

In *Duke Energy Corporation* (January 16, 2002), the company argued that a similar proposal on future executive officer severance pay agreements could be excluded under rule 14a-8(i)(3) as vague and indefinite. The proponent presented similar examples from the Company's most recent proxy statement to describe the amounts that would be subject to shareholder consideration under the proposal. The Staff denied Duke Energy's request to omit the proposal from its proxy materials.

Verizon cites *Fuqua Industries* (March 12, 1991) in support of its claim that the Proposal is excludable under rule 14a-8(i)(3). But *Fuqua* involved a proposal to prohibit any shareholder from "compromising the ownership of other stockholders," not as here, a clear and well-established calculation of severance compensation.

General Electric Company (February 5, 2003), also cited by Verizon in support of its contention that the Proposal is excludable under rule 14a-8(i)(3), involved a proposal to limit executive compensation without defining the elements of executive compensation to be included in the calculation of that compensation. The Proposal before Verizon, unlike *General Electric Company,* clearly and carefully describes each of the elements of compensation to be included in the calculation of severance agreements.

The Proponent has taken every conceivable step possible to define the elements of compensation involved in the calculation of future severance agreements at Verizon. Like the proponents in *McDonald's Corporation*, it has no intention or desire to micromanage the operations of the Company. On the contrary, it seeks the Company's best efforts to apply commonly accepted methodology to calculate future severance agreements and provide them to shareholders for their approval.

Verizon also states that the Proposal is internally inconsistent:

> The resolution very clearly calls for prior shareholder approval of future severance agreements, but the supporting statement, equally as clearly, states that if the proposal were implemented, Verizon could seek shareholder ratification after the material terms of the agreement had been agreed to. (emphasis added)

Here, the Company appears to have misread and misunderstood the plain language of the Proposal. The word "prior" does not appear before "shareholder approval" in the Proposal statement. The line referred to in the Supporting Statement only covers situations in which it is not practical to obtain prior shareholder approval. For example, in the unfortunate event that a CEO unexpectedly passes away, the Company should not have to scramble immediately to call a shareholder meeting in order to approve of an interim CEO's severance package. The line referred to by the Company in the supporting statement allows the company an option in situations like these for approval after material terms are agreed upon. It does not require that shareholder approval always take place after material terms are agreed upon. If anything, the line referred to in the Supporting Statement clarifies the Proposal langauge.

Finally, the Company argues that the Proposal falsely and misleadingly characterizes Company Policy:

> The insertion of the words "but" and "only" into the second sentence drastically changes the meaning of the sentence altogether and creates the false impression that the Verizon Policy only limits post-consulting arrangements. On the contrary, the Verizon Policy, by its terms, limits the "total cash value severance payment."

The statement in the Proposal's Supporting Statement that the Company refers to is an explanation of why "the policy our Company implemented is insufficient." As explained, supra, the Company's Policy applies to "any post-employment consulting arrangement entered into between the senior executive officer and the Company, but does not apply to the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management." (emphasis added)

The Company Policy carefully excludes substantial portions of executive compensation that would otherwise be included in a severance payment – aspects that, as mentioned before, are well detailed in the Company's 2006 Proxy and also defined in the Proposal's definition of benefit. In fact, because of this, adding the words "but" and "only" clarifies the Company's Policy to shareholders.

Indeed, the Company's objections are an inappropriate basis to exclude the Supporting Statement language of the Proposal or the entire Proposal itself. *Staff Legal Bulletin No. 14B* (September 15, 2004).

IV. Conclusion

Verizon may not properly exclude the Proposal from its 2007 proxy materials under Rule 14a-8(i)(10) because the policy it has adopted on post-employment consulting agreements bears virtually no relation to the amount of total compensation in future severance agreements with senior Verizon executives. The Company has not substantially adopted the Proposal.

Finally, the Proposal is clear. It carefully defines each of the elements of compensation to be included in the calculation of severance agreements and it relies upon commonly accepted methodology already employed by the Company under SEC Rules to arrive at the results. The Proposal may not be excluded under rule 14a(8(i)(3).

Accordingly, Verizon's request for no-action should be denied because it has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff and I am sending a copy to Counsel for the Company.

Very truly yours,

Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/me
opeiu #2, afl-cio

cc: Mary Louise Weber, Verizon

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 26, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

I refer to my letter dated December 27, 2006 (the "December 27 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") may properly be omitted pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) from the proxy materials (the "Proxy Materials") to be distributed by Verizon in connection with its 2007 annual meeting of shareholders.

This letter is in response to the letter to the Staff by the Proponent dated January 16, 2007 (the "Proponent's Letter"), and supplements the December 27 Letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent.

I. The Proponent Relies Heavily on a Continued Misreading of Verizon's Severance Agreement Policy

As discussed in Section II.A. of the December 27 Letter, the Proposal mischaracterizes Verizon's policy with respect to shareholder approval of new severance agreements with senior executive officers (the "Verizon Policy"). Despite the language of the Verizon Policy and its clear application as described in the December 27 Letter, the Proponent continues to misread the Verizon Policy, and the Proponent's Letter rests heavily on such continued misreading. The Proponent's Letter in Section I on page 2 states: "Verizon's reliance upon Rule 14a-8(i)(10) to exclude the Proposal ignores the clear and substantial differences between [the Verizon] Policy, which is nothing more than a limitation on post-employment consulting arrangements,...." (emphasis added) and the Proposal.

In asserting that the Verizon Policy applies only to post-employment consulting arrangements, the Proponent omits the key operative sentence of the Verizon Policy, which states that it applies to the "total cash value severance payment" made to senior executive officers. (emphasis added) The Verizon Policy also clearly provides that the only exception to "total cash value severance payment" is the "cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management."

The reference in the Verizon Policy to a "post-employment consulting arrangement," which is the entire focus of the Proponent's argument, simply makes it explicit such an arrangement is included within the meaning of the phrase "total cash value severance payment." It takes an extraordinarily strained and illogical reading of the Verizon Policy to assert that the Verizon Policy applies only to post-employment consulting arrangements.

Any possible interpretive ambiguity on the part of the Proponent should quickly have been dispelled by Verizon's statements in the December 27 Letter as to the clear meaning and implementation of the Verizon Policy. Proponent, however, appears unwilling to abandon its misinterpretation of the Verizon Policy, since its entire argument is premised on that misinterpretation. The Proponent has acknowledged that its claimed "clear and substantial differences" between the Verizon Policy and the Proposal are based on the assertion that the Verizon Policy "is nothing more than a limitation on post-employment consulting arrangements." With a correct reading of the Verizon Policy, those purported "clear and substantial differences" quickly dissipate.

The Proponent's misreading of the Verizon Policy is further evidenced by its reference to Mr. Babbio's severance agreement. The Verizon Policy applies, by its terms, to "any new severance agreement between a senior executive officer and the Company...." (emphasis added) Mr. Babbio's agreement was entered into long before the Verizon Policy was adopted and, therefore, is not a "new" agreement covered by the Verizon Policy. Similarly, Mr. Babbio's agreement would not be covered by the Proposal which, by its terms, applies to "future severance agreements with senior executives...." (emphasis added) Such an agreement, if entered into today, would be subject to shareholder ratification under the Verizon Policy and shareholder approval under the Proposal. The Proponent cites this agreement in an effort to support its claim of "substantial differences" between the Verizon Policy and the Proposal when, in fact, it evidences the substantial similarities between the Verizon Policy and the Proposal, as both would require shareholder approval if such an agreement were to be entered into in the future.

II. The Proponent Fails to Acknowledge the Distinction Between Valuing Current Equity-Based Grants and Other Benefits and Determining the Present Value of Grants or Benefits Not Yet Made or Determined

The Proponent cites the executive compensation rules recently adopted by the Commission, and asserts that the methodologies used to determine the estimated present value of current equity-based grants would apply equally to a current estimate of the present value of equity-based grants that might be made many years, or even decades, in the future.

A company can value stock options granted today to a senior executive officer based on appropriate methodologies and taking into account factors known at the time of grant, such as the number of options and the terms of exercise. This is far different from determining today the present value, prior to the execution of a severance agreement with a senior executive officer, of an unknown number of options granted on unknown terms, years or decades in the future.

Similarly, as discussed in the first full bullet on page 7 of the December 27 Letter, the Proposal requires a calculation of the "estimated present value of periodic retirement payments." Such calculation could not be made currently without knowledge of a variety of factors which would not be known until well into the future, such as the executive's age and salary at the time of termination of employment and the number of years of employment. The Proponent offers no explanation as to how that calculation could be made on a current basis.

III. The Proponent Fails to Refute Verizon's Position Under Rule 14a-8(i)(3)

The Proponent's other arguments against exclusion of the Proposal pursuant to Rule 14a-8(i)(3) are similarly flawed, and do not refute the authorities cited in the December 27 Letter. For example, in Section III on page 5 of Proponent's Letter, the Proponent seeks to distinguish *Fuqua Industries* (March 12, 1991) by simply making the conclusory and unsupported statement that its Proposal, unlike the proposal in Fuqua, is a "clear and well-established calculation of service compensation." The Proposal, as discussed in Section II.B. of the December 27 Letter and in Section II above, does not provide for "clear and well-established" calculations.

The Proponent seeks to distinguish *General Electric Company* (February 5, 2003) on the basis that the proposal in *General Electric* did not define the elements of compensation to be included in the calculation. The Proponent, however, incorrectly concludes that, as a result of *General Electric*, a proposal which includes elements of compensation cannot, therefore, violate Rules 14a-9 and 14a-8(i)(3). A listing of elements of compensation that are vague and indefinite is no less a violation of Rules 14a-9 and 14a-8(i)(3) than a failure to list any such elements.

Finally, the Proponent seeks to explain away the internal inconsistency in the Proposal as to whether shareholder approval is required prior to the time a covered severance agreement is entered into, or whether after-the-fact shareholder ratification would be permissible. The Proponent argues, in Section III on page 6 of the Proponent's Letter, that its positions are not inconsistent because "the word 'prior' does not appear before 'shareholder approval' in the Proposal...." While that, of course, is a correct statement, the fact is that the Proposal would require shareholder approval of "future severance agreements." By any plain reading of the language, approval of a future agreement means approving it before – or prior to the time – it becomes an agreement.

IV. The Proponent Misstates the Application of Staff Legal Bulletin No. 14B

In Section II.B. of the December 27 Letter, Verizon presents support for its position that the Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite and, thus, misleading. The Proponent cites Staff Legal Bulletin No. 14B (September 14, 2004) in Section III on page 7 of the Proponent's Letter, in conclusory fashion, as support for its position that the Proposal should not be excluded under Rule 14a-8(i)(3).

Staff Legal Bulletin No. 14B offers no such support. In fact, it goes directly against the Proponent's argument. Staff Legal Bulletin No. 14B, in Section B. 4, states that Rule 14a-8(i)(3) may be used to exclude or modify a proposal where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires..." This is precisely the argument made by Verizon in the December 27 Letter.

V. Conclusion

For the reasons set forth above and in the December 27 Letter, Verizon continues to believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3), and requests the Staff's concurrence with its views.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: AFL-CIO Reserve Fund
AFL-CIO Office of Investment
815 16th Street, N.W.
Washington, D.C. 20006

Mary Louise Weber
Assistant General Counsel

RECEIVED
verizon
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067
mary.l.weber@verizon.com

December 27, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
<u>Shareholder Proposal of the AFL-CIO Reserve Fund</u>

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon received a shareholder proposal and supporting statement (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2007 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the attachments to this letter. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2007 proxy materials.

I. Introduction.

On November 20, 2006, Verizon received a letter from the Proponent containing the following proposal:

RESOLVED: that the shareholders of Verizon Communications Inc. (the "Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal; and
- The Proposal may be excluded under 14a-8(i)(3) because it is vague, indefinite and thus, misleading in violation of Rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2007 proxy materials.

II. Bases for Excluding the Proposal

A. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. As disclosed in its 2006 proxy statement, Verizon has adopted the following policy with respect to new severance agreements with senior executive officers (the "Verizon Policy"):

> The Board of Directors will seek shareholder ratification of any new severance agreement between a senior executive officer and the Company that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive's base salary plus bonus. This limitation applies to the cash value of any post-employment consulting arrangement entered into between the senior executive officer and the Company, but does not apply to the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management.

The Verizon Policy substantially implements the request of Proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). For example, in *AutoNation Inc.* (February 16, 2005) and *Borders Group, Inc.* (January 31, 2005), the Staff found that the company had substantially implemented a proposal requesting that the board seek shareholder approval for future "golden parachutes" with senior executives that provide benefits exceeding 299% of the sum of the executive's base salary plus bonus, even though the company's policy regarding shareholder approval of future severance agreements differed from the proposal in that it defined exactly what was included and not included in the calculation of the benefit subject to the limit.

The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of a shareholder proposal that satisfactorily address the underlying concerns or essential objectives of the proposal, the proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). See *ConAgra Foods, Inc.* (July 3, 2006); *Honeywell International Inc.* (February 21, 2006), *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion of a proposal requesting a sustainability report because the company had posted an equivalent report or other information on its website that addressed the company's policies, practices and performance in the areas suggested by the proposal. See, also, *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms) and *Nordstrom Inc.* (February 8, 1995) (proposal that company commit to code of conduct for overseas suppliers was substantially implemented by existing company guidelines, even though guidelines did not commit company to conduct regular or random inspections to ensure compliance). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA*

Healthcare Corp. (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Verizon believes that it has substantially implemented the Proposal because the Verizon Policy satisfactorily addresses both the underlying concern and the objective of the Proposal. The underlying concern of the Proposal is that the cash value of benefits received by a senior executive as severance can be substantial. The objective of the Proposal is to limit such benefits to a maximum of 2.99 times the sum of the executive's base salary and bonus, unless otherwise approved by shareholders. The Verizon Policy satisfactorily addresses both the underlying concern and the objective of the Proposal by limiting the total cash value of payments under any new severance agreement between Verizon and a senior executive officer to 2.99 times the sum of the executive's base salary plus bonus. For purposes of calculating the payments subject to the limitation, the Verizon Policy differs in minor respects from the Proposal, as the Verizon Policy would include the total cash value of any severance payment and the total cash value of any post-employment consulting arrangement.

In the supporting statement the Proponent mischaracterizes the Verizon Policy in an effort to claim that "the policy that our Company implemented is insufficient." The Proponent purportedly repeats the description of the Verizon Policy contained in Verizon's 2006 proxy statement, stating,

> "the Board of Directors will seek shareholder ratification of any new severance agreement between a senior executive officer and the Company that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive's base salary plus bonus. *But* this limitation *only* applies to the cash value of any post-employment consulting arrangement between the senior executive and the Company, and does not apply to the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management." *[emphasis added]*

The insertion of the words "but" and "only" into the second sentence drastically changes the meaning of the sentence altogether and creates the false impression that the Verizon Policy only limits post-consulting arrangements. On the contrary, the Verizon Policy, by its terms, limits the "total cash value severance payment." The sentence that the Proponent mischaracterizes is intended to provide clarification of what is included in the "total cash value severance payment" that is subject to the limitation. In other words, the fees from any post-employment consulting arrangements would be considered *part* of the total cash value severance payment (which is largely comprised of a lump sum payment in cash or stock), while certain benefits provided pursuant to company policy applicable to all management employees would not. Despite the Proponent's attempts to exaggerate the differences between the Proposal and the Verizon Policy, the Proposal and the Verizon Policy are very similar and the Verizon

Policy clearly addresses the underlying concerns of the Proposal. Moreover, the no-action precedents establish that to be excluded under Rule 14a-8a(i)(10) the Proposal need not be implemented in full or precisely as presented by the Proponent.

For the foregoing reasons, Verizon believes that the Verizon Proposal substantially implements the Proposal within the meaning of Rule 14a-8(i)(10) and, accordingly, Verizon may properly exclude the Proposal from its 2007 proxy materials.

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because It is Vague and Indefinite and, thus, Misleading in Violation of Rule 14a-9

Notwithstanding the fact that Verizon believes that the Verizon Policy substantially implements the basic objective of the Proposal pursuant to Rule 14a-8(i)(10), Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(3) because the wording of the Proposal is so vague and indefinite that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). See *General Electric Company* (February 5, 2003) where the Staff concurred with the exclusion of proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees." *General Electric* noted that the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented. See, also, *Eastman Kodak Company* (March 3, 2003) (permitting exclusion of proposal that failed to "provide guidance on how it should be implemented); *FirstEnergy Corp.* (February 18, 2004) (permitting exclusion of proposal urging Board to change company's governing documents relating to shareholder approval of shareholder proposals, because requested vote requirement was vague and misleading); *Global Entertainment Holdings/Equities, Inc.* (July 10, 2003) (permitting omission of a proposal that Board adopt an "action plan" which "accounts" for past sale of a business and resulting licensing arrangements, because it was vague and indefinite); *Pfizer Inc.* (February 18, 2003) (supporting omission of a proposal requesting board make all stock options at no less than the "highest stock price" and that the stock options contain a buyback provision, because action requested was vague and indefinite); *Johnson & Johnson* (February 7, 2003) (permitting omission of a shareholder proposal that called for a report on the company's "progress with the Glass Ceiling Report", but did not explain the substance of the report); *H.J. Heinz Co.* (May 25, 2001) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested the company to implement the SA8000 Social Accountability Standards, but did not clearly set forth what SA8000 required of the company); *Kohl's Corp.* (March 13, 2001) (same); and *Philadelphia Electric Co.* (July 30, 1992) (supporting the omission of a shareholder proposal under predecessor Rule 14a-8(c)(3) where a proposal resolved that a committee of small stockholders would refer a "plan or plans" to the board, but did not describe the substance of those plans).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals "may be subject to differing interpretations." See *Hershey Foods Corporation* (December 27, 1988) (Staff concurred in the exclusion of proposal to restrict company's advertising as vague and indefinite because "the standards under the proposal may be subject to differing interpretations"); and *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations) and *Fuqua Industries Incorporated, supra* (terms used in proposal such as "any major shareholder" would be subject to differing interpretations").

As in the foregoing precedents, the Proposal fails to define several key terms and uses concepts that are highly subjective and open to differing interpretations. As a result, the Proposal provides only vague guidelines with respect to implementation of its central request to limit the value of severance payments. If Verizon were to implement the Proposal as written, Verizon would not know how to calculate the full value of the "benefits" that are subject to the Proposal's limitations. Among the uncertainties and ambiguities presented by the definition of "benefits" are the following:

- The Proposal includes in the calculation of benefits "any prior stock or option awards as to which the executive's access is accelerated under the severance agreement," but does not provide any guidance on how to calculate the value of the stock option awards. For example, underwater stock options may have no value on the date of termination, but may later regain their value. How should Verizon calculate the value of such underwater options under the Proposal?

- The Proposal includes in the calculation of benefits "fringe benefits" but does not provide any guidance as what this term means. Would it include the cost of any continuation of medical and dental coverage during the severance period (a benefit provided to *all* management employees under

Verizon's management severance plan)? Would it include the cost of outplacement services (another benefit provided to *all* management employees under Verizon's management severance plan)? How should the future value of these services be determined?

- The Proposal includes in the calculation of benefits "the estimated present value of periodic retirement payments" but does not provide any guidance on how to calculate that present value. To make such a determination at the time a severance agreement is executed would require that a variety of arbitrary assumptions be made as to, for example, how long and at what salary level the employee will work and accrue benefits before the employee is terminated.

- While Verizon does not believe that the reference to "retirement payments" in the Proposal is meant to include payments under a Verizon-sponsored qualified retirement plan, 401(k) savings plan or deferred compensation plan (where the payments are not subject to Verizon's discretion because the executive is entitled to such payments under such plans regardless of the terms of any severance agreement or shareholder action), the Proposal's intention is not entirely clear.

An additional ambiguity of the Proposal is its internal inconsistency. The resolution very clearly calls for prior shareholder approval of future severance agreements, but the supporting statement, equally as clearly, states that, if the proposal were implemented, Verizon could seek shareholder ratification after the material terms of the agreement had been agreed to. Finally, as discussed above in Section II.A. of this letter, the Proponent has falsely and misleadingly characterized the Verizon Policy in violation of Rule 14a-9. Clearly, the ambiguities of the resolution and supporting statement render the Proposal "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Accordingly, Verizon believes the Proposal may be properly omitted under Rule 14a-8(i)(3).

III. Conclusion

Verizon believes that it may properly omit the Proposal from its 2007 proxy materials because it has already adopted a policy that substantially implements the underlying concern of the Proposal that shareholders should have an opportunity to approve or ratify future severance agreements. Alternatively, Verizon believes it may properly omit the Proposal because the Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal nor Verizon in implementing it (if adopted) would be able to determine with any reasonable certainty exactly what measures the Proposal requires. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 508-6992.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: AFL-CIO Reserve Fund
AFL-CIO Office of Investment
815 16th Street, N. W.
Washington, D.C. 20006

EXHIBIT "A"

Facsimile Transmittal

Date: 11/20/2006

To: Marianne Drost, Senior Vice President, Deputy General Counsel and Corporate Secretary or Assistant Corporate Secretary

Fax: 908-766-3813

From: Dan Pedrotty

Pages: 3 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 20, 2006

By UPS Next Day Air and Facsimile (908-766-3813)

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Sir or Madam:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2006 proxy statement of Verizon Communications, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,700 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty, Counsel
Office of Investment

Attachment

RESOLVED: that the shareholders of Verizon Communications, Inc. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general. The Institutional Shareholder Services (ISS) survey of 16 shareholder proposals to restrict golden parachutes in 2006 showed they averaged 51.2% of the vote and obtained majority support at six companies.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

In 2003, a similar proposal was approved by 59% of voting shareholders. However, we believe the policy our Company implemented is insufficient. According to the Company's 2006 Proxy, the Board of Directors will seek shareholder ratification of any new severance agreement between a senior executive officer and the Company that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive's base salary plus bonus. But this limitation only applies to the cash value of any post-employment consulting arrangement between the senior executive officer and the Company, and does not apply to the cash value of any benefits that are payable or become payable pursuant to Company policy applicable to management.

We believe the cash value of benefits can be substantial. For example, under Vice Chairman Lawrence Babbio's employment agreement, if there were a change of control, he would be entitled to at least $16,104,135, which includes just his performance stock units (provided that the Company attains the applicable performance goals), restricted stock units, and lump sum payment. This figure is already more than 2.99 times his 2005 base salary and bonus of $3,000,000.

For these reasons, we urge shareholders to vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2006

The proposal urges the board to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END